Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

SUMMARY OF SOLVENCY QUARTERLY REPORT OF

INSURANCE COMPANYNOTE

(FOURTH QUARTER OF 2021)

1.	BASIC INFORMATION

(1)	Basic Information of the Company

Name of the Company in Chinese:	中國人壽保險股份有限公司

Name of the Company in English:	China Life Insurance Company Limited

Legal Representative:	Yuan Changqing (performing duties as the acting legal representative)[1]

Registered Address:	16 Financial Street, Xicheng District, Beijing, P.R. China

Business Scope:

life, health, accident and other types of personal insurance businesses; reinsurance of the personal insurance businesses; funds management business permitted by national laws and regulations or approved by the State Council; personal insurance services, consulting and agency businesses; sale of securities investment funds; other businesses approved by the national insurance regulatory departments.

Business Area:	the People’s Republic of China, for the purpose of this report, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region (the “PRC”)

Note:

This summary of solvency quarterly report is prepared in accordance with the “Regulatory Rules of Solvency of Insurance Companies (No. 1-17)” issued by the former China Insurance Regulatory Commission.

1

As considered by the Directors at the sixth meeting of the seventh session of the Board of Directors of the Company held on 13 January 2022, given that Mr. Wang Bin, a former Executive Director of the Company, was under the disciplinary review and investigation by the Central Commission for Discipline Inspection and the National Supervisory Commission for suspected serious violation of discipline and law, he was not able to perform his role and duties as the Chairman of the Board. In accordance with the Articles of Association, Mr. Yuan Changqing, a Non-executive Director of the Company, was elected to assume the roles and duties of the Chairman of the Board and the legal representative of the Company during the period commencing from January 13, 2022 and ending on the effective date of appointment of a new Chairman of the Board.

(2)	Shareholding Structure, Shareholders and Their Changes

1)	Shareholding Structure

Unit: Ten thousand shares or RMB ten thousand

	At the beginning of the period		Changes in the number of shares or shareholding percentage during the period				At the end of the period

Category	Shares or capital contribution	Percentage (%)	Capital injection by shareholders	Capital reserve transfer and distribution of dividend	Equity transfer	Sub-total	Shares or capital contribution	Percentage (%)

RMB ordinary shares	2,082,353	73.67	–	–	–	–	2,082,353	73.67

Overseas listed foreign shares	744,118	26.33	–	–	–	–	744,118	26.33

Total	2,826,471	100.00	–	–	–	–	2,826,471	100.00

Note:

Currently, there is no feature in the shareholders’ information enquiry platform that can track down the type of shareholders according to the classification of “state-owned shares, corporate legal shares, foreign invested shares and natural person shares”. As such, the above information is presented by the Company based on the shareholding structure as disclosed in its annual report.

2)	Effective Controller

The effective controller of the Company is the Ministry of Finance of the PRC. As at the end of the reporting period, the equity and controlling relationship between the Company and its effective controller is set out below:

3)	Top Ten Shareholders (in the descending order of their shareholding percentage in the Company as at the end of the period)

Unit: Ten thousand shares or RMB ten thousand

Name of shareholder	Type of shares	Changes in the number of shares held by the shareholder or the amount of capital contribution during the period	Number of shares held by the shareholder or the amount of capital contribution as at the end of the period	Shareholding percentage as at the end of the period	Number of shares pledged or frozen

China Life Insurance (Group) Company	State-owned shares	0	1,932,353	68.37%	0

HKSCC Nominees Limited	Foreign shares	37	732,793	25.93%	0

China Securities Finance Corporation Limited	State-owned shares	0	70,824	2.51%	0

Central Huijin Asset Management Limited	State-owned shares	-255	11,717	0.41%	0

Hong Kong Securities Clearing Company Limited	Foreign shares	1,035	5,711	0.20%	0

Guosen Securities Co., Ltd. – Founder Fubon CSI Insurance Theme Index Security Investment Fund	Other	563	2,233	0.08%	0

China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0	1,502	0.05%	0

Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	240	1,418	0.05%	0

China International Television Corporation	State-owned shares	0	1,000	0.04%	0

Li Zhuo	Natural person	438	953	0.03%	0

Total	–	2,057	2,760,503	97.67%	0

Notes:

1.

The figures shown in the columns of “Changes in the number of shares held by the shareholder or the amount of capital contribution during the period” and “Number of shares held by the shareholder or the amount of capital contribution as at the end of the period” in this table refer to the number of shares held (Unit: Ten thousand shares).

2.

Due to the impact of the difference derived from rounding, there may be a difference between the total number of “Shareholding percentage as at the end of the period” and the sum of the shareholding percentage of the top ten shareholders.

Details of shareholders

1.  HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. Since the relevant regulations of The Stock Exchange of Hong Kong Limited do not require such persons to declare whether their shareholdings are pledged or frozen, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.  China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund has Industrial and Commercial Bank of China Limited as its fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

(3)	Subsidiaries, Joint Ventures and Associated Corporations

Unit: Ten thousand shares or RMB ten thousand

			Number of shares held or cost (Ten thousand shares or RMB ten thousand)			Shareholding percentage
	Company name	Type of company	At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
1	China Life (Suzhou) Pension and Retirement Investment Company Limited	Subsidiary	218,071	218,071	0	100.00%	100.00%	0.00%
2	China Life Pension Company Limited	Subsidiary	240,518	240,518	0	70.74%	70.74%	0.00%
3	China Life Asset Management Company Limited	Subsidiary	240,000	240,000	0	60.00%	60.00%	0.00%

			Number of shares held or cost (Ten thousand shares or RMB ten thousand)			Shareholding percentage
	Company name	Type of company	At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
4	Shanghai Rui Chong Investment Co., Limited	Subsidiary	680,000	610,000	-70,000	100.00%	100.00%	0.00%
5	Golden Phoenix Tree Limited	Subsidiary	12	12	0	100.00%	100.00%	0.00%
6	New Aldgate Limited	Subsidiary	116,813	116,813	0	100.00%	100.00%	0.00%
7	CL Hotel Investor, L.P.	Subsidiary	28,513	28,513	0	100.00%	100.00%	0.00%
8	Glorious Fortune Forever Limited	Subsidiary	0	0	0	100.00%	100.00%	0.00%
9	Fortune Bamboo Limited	Subsidiary	243,488	243,488	0	100.00%	100.00%	0.00%
10	Golden Bamboo Limited	Subsidiary	199,288	199,288	0	100.00%	100.00%	0.00%
11	Sunny Bamboo Limited	Subsidiary	187,565	187,565	0	100.00%	100.00%	0.00%
12	China Life (Beijing) Health Management Company Limited	Subsidiary	153,000	153,000	0	100.00%	100.00%	0.00%
13	Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (Limited Partnership)	Subsidiary	283,500	283,500	0	89.997%	89.997%	0.00%
14	Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership)	Subsidiary	168,000	168,000	0	99.98%	99.98%	0.00%
15	Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership)	Subsidiary	57,100	57,100	0	99.98%	99.98%	0.00%
16	Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership)	Subsidiary	57,100	57,100	0	99.98%	99.98%	0.00%
17	Shanghai Wansheng Industry Partnership (Limited Partnership)	Subsidiary	402,400	402,400	0	99.98%	99.98%	0.00%
18	Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership)	Subsidiary	54,774	54,774	0	99.98%	99.98%	0.00%

			Number of shares held or cost (Ten thousand shares or RMB ten thousand)			Shareholding percentage
	Company name	Type of company	At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
19	Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership)	Subsidiary	54,774	54,774	0	99.98%	99.98%	0.00%
20	CBRE Global Investors U.S. Investment I, LLC	Subsidiary	411,086	411,086	0	99.99%	99.99%	0.00%
21	China Life Guangde (Tianjin) Equity Investment Fund Partnership (Limited Partnership)	Subsidiary	45,487	61,587	16,100	99.95%	99.95%	0.00%
22	Beijing China Life Pension Industry Investment Fund (Limited Partnership)	Subsidiary	10,890	50,389	39,499	99.90%	99.90%	0.00%
23	China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership)	Subsidiary	636,600	606,600	-30,000	99.99%	99.99%	0.00%
24	China Life Sales Company Limited	Subsidiary	0	0	0	0.00%	90.81%	90.81%
25	Annoroad Gene Technology (Beijing) Co., Ltd.	Associated corporation	25,000	25,000	0	13.09%	13.09%	0.00%
26	China Life Property and Casualty Insurance Company Limited	Associated corporation	600,000	600,000	0	40.00%	40.00%	0.00%
27	China Guangfa Bank Co., Ltd.	Associated corporation	860,063	860,063	0	43.69%	43.69%	0.00%
28	COFCO Futures Company Limited	Associated corporation	29,617	29,617	0	35.00%	35.00%	0.00%
29	Sino-Ocean Group Holding Limited	Associated corporation	225,346	225,346	0	29.59%	29.59%	0.00%
30	Shanghai Jinshida Winning Software Technology Co., Limited	Associated corporation	19,200	19,200	0	18.31%	18.31%	0.00%

			Number of shares held or cost (Ten thousand shares or RMB ten thousand)			Shareholding percentage
	Company name	Type of company	At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
31	Sinopec Sichuan to East China Gas Pipeline Co., Ltd.	Associated corporation	2,000,000	2,000,000	0	43.86%	43.86%	0.00%
32	China United Network Communications Limited	Associated corporation	2,180,141	2,180,141	0	10.29%	10.29%	0.00%
33	GLP Guoyi (Zhuhai) Acquisitions Fund (Limited Partnership)	Associated corporation	730,070	730,070	0	81.63%	81.63%	0.00%
34	China Power Investment Nuclear Power Co., Ltd.	Associated corporation	800,000	800,000	0	26.76%	26.76%	0.00%
35	AVIC Investment Holding Limited	Associated corporation	600,000	600,000	0	16.70%	16.70%	0.00%
36	Wonders Information Co., Ltd.	Associated corporation	329,828	329,828	0	18.21%	18.21%	0.00%
37	CCB Trust Sharing No. 9 Urbanization Investment Private Equity Fund	Associated corporation	100,000	118,839	18,839	28.95%	30.57%	1.62%
38	Nanning China Life Shenrun Investment Development Fund Partnership (Limited Partnership)	Joint venture	378,000	378,000	0	60.00%	60.00%	0.00%
39	China Life (Sanya) Health Investments Co., Ltd.	Joint venture	30,600	30,600	0	51.00%	51.00%	0.00%
40	RXR 1285 Holdings JV LLC	Joint venture	136,473	129,007	-7,466	51.55%	51.55%	0.00%
41	Beijing China Life Communications Construction City Development Investment Fund (Limited Partnership)	Joint venture	1,505,070	1,495,570	-9,500	49.9999%	49.9999%	0.00%

			Number of shares held or cost (Ten thousand shares or RMB ten thousand)			Shareholding percentage
	Company name	Type of company	At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
42	China Life Haikong (Hainan) Healthy Investment Co., Ltd.	Joint venture	10,200	22,950	12,750	51.00%	51.00%	0.00%
43	China Life Vanke No. 1 (Jiaxing) Health Pension Industrial Investment Partnership (Limited Partnership)	Joint venture	19,500	19,500	0	59.82%	59.82%	0.00%
44	China Life Vanke No. 2 (Jiaxing) Health Pension Industrial Investment Partnership (Limited Partnership)	Joint venture	19,500	19,500	0	59.82%	59.82%	0.00%
45	China Life Qiaocheng (Shenzhen) Investment Partnership (Limited Partnership)	Joint venture	913,968	881,668	-32,300	84.99%	84.99%	0.00%
46	Shandong New and Old Kinetic Energy Conversion China Life High-end Equipment Equity Investment Fund Partnership (Limited Partnership)	Joint venture	1,000	1,000	0	79.00%	79.00%	0.00%
47	China Life (Jiangsu) Jiequan Health Industry Investment Fund (Limited Partnership)	Joint venture	118,800	141,600	22,800	60.00%	60.00%	0.00%

Note:	The figures shown in the “Number of shares held or cost” column under items numbered 1, 4-26 and 30-47 in this table refer to the amount of investment cost (Unit: RMB ten thousand).

(4)	Basic Information of the Directors, Supervisors and Senior Management

1)	Basic Information of the Directors

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Su Hengxuan	February 1963	Doctoral degree in Management	Since December 20, 2018	Executive Director	Yin Bao Jian Xu Ke (2018) No. 562

Vice President of China Life Insurance (Group) Company

CPPCC member of Xicheng District, Beijing

Director of China Life Asset Management Company Limited

Director of China Life Pension Company Limited

Director of China Life Property and Casualty Insurance Company Limited

Director of China Guangfa Bank Co., Ltd.

Mr. Su became an Executive Director of the Company in December 2018. He has been the President of the Company since April 2019, and the Vice President of China Life Insurance (Group) Company since December 2017. He was the President of China Life Pension Company Limited from March 2015 to February 2018.

Li Mingguang	July 1969	Master’s degree in Economics, EMBA for the senior management	Since August 16, 2019	Executive Director	Jing Yin Bao Jian Fu (2019) No. 635	Executive Director of the China Association of Actuaries Chief Actuary of China Life Pension Company Limited Director of China Life Asset Management Company Limited	Mr. Li became an Executive Director of the Company in August 2019. He has been the Board Secretary of the Company since June 2017, the Vice President of the Company since November 2014 and the Chief Actuary of the Company since March 2012.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Huang Xiumei	June 1967	Bachelor’s degree	Since July 1, 2021	Executive Director	Jing Yin Bao Jian Fu (2020) No. 232 Jing Yin Bao Jian Fu (2020) No. 261	Director of Sino-Ocean Group Holding Limited Director of China Life Franklin Asset Management Company Limited Director of China Life Asset Management Company Limited

Ms. Huang became an Executive Director of the Company in July 2021. She has been the Vice President and the Person in Charge of Finance of the Company since May 2020. She served as a Director of China Life Pension Company Limited from 2018 to 2021. She served as the Vice President, the Board Secretary and the Person in Charge of Finance of China Life Pension Company Limited from 2016 to 2020.

Yuan Changqing	September 1961	Master’s degree in Business Administration	Since February 11, 2018	Non- executive Director	Bao Jian Xu Ke (2018) No. 196

Vice Chairman and President of China Life Insurance (Group) Company

Chairman of China Life Asset Management Company Limited

Chairman of China Life Property and Casualty Insurance Company Limited

Director of China Shimao Investment Company Limited

Director of China World Trade Center Limited

Vice Chairman of the China Chamber of International Commerce

Honorary Chairman of China Life Foundation

Vice Chairman of the National Association of Financial Market Institutional Investors

Mr. Yuan became a Non-executive Director of the Company in February 2018. He is the Deputy Secretary to the Party Committee, Vice Chairman and President of China Life Insurance (Group) Company. Mr. Yuan served as the Deputy Secretary to the Party Committee and the Chairman of the Supervisory Committee of Agricultural Bank of China Limited from April 2015 to May 2017.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Wang Junhui	July 1971	Doctoral degree in Finance	Since August 16, 2019	Non- executive Director	Jing Yin Bao Jian Fu (2019) No. 635

Chief Investment Officer of China Life Insurance (Group) Company

President and Director of China Life Asset Management Company Limited

Non-executive Director of China Life Property and Casualty Insurance Company Limited

Director of China Life Insurance (Overseas) Company Limited

Chairman of China Life AMP Asset Management Company Limited

Director of China United Network Communications Limited

Chairman of Binhai (Tianjin) Financial Assets Trade Center Co., Ltd.

Chairman of the Insurance Asset Management Association of China

Executive Director of the Insurance Association of China

Mr. Wang became a Non-executive Director of the Company in August 2019. He has been the Chief Investment Officer of China Life Insurance (Group) Company and the President of China Life Asset Management Company Limited since August 2016. He has been a Director of China Life Insurance (Overseas) Company Limited since June 2020, the Chairman of China Life Franklin Asset Management Company Limited since September 2016, and the Chairman of China Life AMP Asset Management Company Limited since December 2016.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Tang Xin	September 1971	Doctoral degree in Law	Since March 7, 2016	Independent Director	Bao Jian Xu Ke (2016) No. 150

Head of the Commercial Law Research Center of Tsinghua University

Member of the Listing Committee of the Shanghai Stock Exchange

Chairman of the Independent Director Committee of the China Association for Public Companies

Member of the Legal Professional Advisory Committee of the Shenzhen Stock Exchange

Member of the Legislative Affair Committee of the Asset Management Association of China

Independent Director of Harvest Fund Management Co., Ltd.

Independent Director of Bank of Guizhou Co., Ltd.

Mr. Tang became an Independent Director of the Company in March 2016.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Leung Oi-Sie Elsie	April 1939	Master’s degree in Law	Since July 20, 2016	Independent Director	Bao Jian Xu Ke (2016) No. 717

Consultant of Iu, Lai & Li Solicitors & Notaries

Consultant of Fok Ying Tung Ming Yuan Development Company Limited

Independent Non-executive Director of China Resources Power Holdings Company Limited

Independent Non-executive Director of PetroChina Company Limited

Ms. Leung became an Independent Director of the Company in July 2016.

Lam Chi Kuen	April 1953	Higher Diploma in Accounting	Since June 29, 2021	Independent Director	Yin Bao Jin Fu (2021) No. 503	Independent Non-executive Director of China Cinda Asset Management Co., Ltd. Independent Non-executive Director of Luks Group (Vietnam Holdings) Company Limited	Mr. Lam became an Independent Director of the Company in June 2021.

Zhai Haitao	January 1969	Master’s degrees in International Affairs and Business Administration	Since October 14, 2021	Independent Director	Yin Bao Jin Fu (2021) No. 778

President and Founding Partner of Primavera Capital Group

Independent Director of China Everbright Environment Group Limited

Independent Director of China Everbright Water Limited

Independent Director of Lianyin Venture Capital Co., Ltd. (a wholly-owned subsidiary of China UnionPay Group)

Mr. Zhai became an Independent Director of the Company in October 2021.

2)	Basic Information of the Supervisors

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Jia Yuzeng	June 1962	Master’s degree in Business Administration	Since July 11, 2018	Chairman of the Board of Supervisors	Yin Bao Jian Xu Ke (2018) No. 562	Executive Director of the Insurance Society of China Director of China Insurance Security Fund Co., Ltd.	Mr. Jia became the Chairman of the Board of Supervisors of the Company in July 2018. From 2013 to 2018, heserved as the Vice President and the Board Secretary of China Life Pension Company Limited.

Cao Qingyang	May 1963	Doctoral degree in Economics	Since July 12, 2019	Employee Representative Supervisor	Jing Yin Bao Jian Fu (2019) No. 492		Mr. Cao became a Supervisor of the Company in July 2019. He has been the General Manager of the Product Development Department of the Company since February 2011.

Wang Xiaoqing	October 1965	Bachelor’s degree in Engineering	Since December 27, 2019	Employee Representative Supervisor	Jing Yin Bao Jian Fu (2019) No. 1110

Ms. Wang became a Supervisor of the Company in December 2019. She has been the General Manager of the Risk Management Department of the Company since July 2020. She served as the Deputy General Manager of the Risk Management Department of the Company from April 2018 to July 2020, and the Secretary to the Discipline Inspection Committee of Tibet Autonomous Region Branch of the Company from May 2016 to April

2018.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Lai Jun	May 1964	Bachelor’s degree	Since October 14, 2021	Employee Representative Supervisor	Yin Bao Jian Fu (2021) No. 778

Mr. Lai became a Supervisor of the Company in October 2021. He has been the General Manager of the Human Resources Department of the Company since May 2021. From 2015 to 2021, he successively served as the main person in charge, the Deputy General Manager (responsible for daily operations) and the General Manager of Hainan Branch, as well as the General Manager of Xinjiang

Branch of the Company.

Niu Kailong	September 1974	Doctoral degree in Economics	Since October 14, 2021	Non-Employee Representative Supervisor	Yin Bao Jian Fu (2021) No. 778	General Manager of the Strategic Planning Department of China Life Insurance (Group) Company President of China Life Institute of Finance	Mr. Niu became a Supervisor of the Company in October 2021.

3)	Basic Information of the Senior Management of the Head Office

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Ruan Qi	July 1966	EMBA for the senior management	Since April 2018	Vice President	Yin Bao Jian Xu Ke (2018) No. 63		Mr. Ruan became the Vice President of the Company in April 2018. He served as the Chief Information Technology Officer of the Company from January 2018 to April 2018. He served as the Chief Information Technology Officer and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from October 2016 to January 2018.

Zhan Zhong	July 1968	Bachelor’s degree in Engineering	Since July 2019	Vice President	Jing Yin Bao Jian Fu (2019) No. 493	Director of Sino-Ocean Group Holding Limited	Mr. Zhan became the Vice President of the Company in July 2019. He served as the Marketing Director of the Company from August 2017 to July 2019, and the General Manager of the Individual Insurance Sales Department of the Company from July 2014 to August 2019. He served as an Employee Representative Supervisor of the Company from July 2015 to August 2017.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Yang Hong	February 1967	EMBA for the senior management	Since July 2019	Vice President	Jing Yin Bao Jian Fu (2019) No. 493		Ms. Yang became the Vice President of the Company in July 2019. She served as the Operation Director of the Company from March 2018 to July 2019, and the General Manager of the Operation and Service Center of the Company from January 2018 to August 2019. She successively served as the Deputy General Manager (responsible for daily operations) and General Manager of the Research and Development Center, the General Manager (at the general manager level of the provincial branches) of the Business Management Department, and the General Manager (at the general manager level of the provincial branches) of the Business Process Management Department of the Company from 2011 to 2018.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Zhao Guodong	November 1967	Bachelor’s degree	Since October 2019	Assistant to the President	Jing Yin Bao Jian Fu (2019) No. 851		Mr. Zhao became an Assistant to the President of the Company in October 2019. He has been the General Manager of Jiangsu Branch of the Company since July 2018. During the period from 2016 to 2018, he successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of Chongqing Branch, and the General Manager of Hunan Branch of the Company.

Liu Yuejin	April 1967	Bachelor’s degree in Economics	Since June 2021	Assistant to the President	Yin Bao Jian Fu (2021) No. 445		Mr. Liu became an Assistant to the President of the Company in June 2021. He has been the General Manager of Guangdong Branch of the Company since March 2020. During the period from November 2017 to March 2020, he served as the General Manager of Chongqing Branch of the Company. From 2012 to 2017, he successively served as the Deputy General Manager of Shanxi Branch and the Deputy General Manager (responsible for daily operations) and the General Manager of Guizhou Branch of the Company.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Zhang Di	January 1968	Bachelor’s degree in Engineering	Since December 2021	Assistant to the President	Yin Bao Jian Fu (2021) No. 1034	Director of China Guangfa Bank Co., Ltd. Director of COFCO Futures Company Limited	Ms. Zhang became an Assistant to the President of the Company in December 2021. She has successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of Investment Management Department of the Company, and the General Manager of the Investment Management Center of the Company since July 2016.

Xu Chongmiao	October 1969	Doctoral degree in Law	Since July 2018	Compliance Officer	Yin Bao Jian Xu Ke (2018) No. 593		Mr. Xu became the Compliance Officer of the Company in July 2018. He has been the General Manager of the Legal and Compliance Department and the Legal Officer of the Company since September 2014.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Liu Fengji	October 1969	EMBA for the senior management	Since December 2021	Person in Charge of Audit	Yin Bao Jian Fu (2021) No. 1032		Mr. Liu became the Person in Charge of Audit of the Company in December 2021. During the period from October 2021 to December 2021, he served as the temporary Person in Charge of Audit of the Company. He has been the General Manager of the Audit Department of the Company since February 2021. During the period from February 2018 to February 2021, he served as the General Manager of Tianjin Branch of the Company. From 2016 to 2018, he successively served as the main person in charge, the Deputy General Manager (responsible for daily operations) and the General Manager of Qinghai Branch of the Company.

Notes:

1.

All information set forth in this table is as at the end of the reporting period, and this table only provides the basic information of the senior management officers of the Head Office who are not Directors or Supervisors. For details of other senior management officers of the Head Office, please refer to the tables under the basic information of the Directors and Supervisors.

2.	The changes of the Directors, Supervisors and senior management during the reporting period and as at the disclosure date of this report:

1)

As considered by the Directors at the sixth meeting of the seventh session of the Board of Directors of the Company held on 13 January 2022, given that Mr. Wang Bin, a former Executive Director of the Company, was under the disciplinary review and investigation by the Central Commission for Discipline Inspection and the National Supervisory Commission for suspected serious violation of discipline and law, he was not able to perform his role and duties as the Chairman of the Board. In accordance with the Articles of Association, Mr. Yuan Changqing, a Non-executive Director of the Company, was elected to assume the roles and duties of the Chairman of the Board and the legal representative of the Company during the period commencing from January 13, 2022 and ending on the effective date of appointment of a new Chairman of the Board.

2)

The Board of Directors of the Company received a resignation letter from Mr. Wang Bin on February 23, 2022. As Mr. Wang Bin was not able to perform his role and duties as a Director, he resigned from his positions as the Chairman of the Board and an Executive Director of the Company. The resignation took effect on the same day.

3)

Following the approval by the shareholders of the Company at the AGM and the CBIRC, Mr. Zhai Haitao became an Independent Director of the Company on October 14, 2021. Mr. Robinson Drake Pike ceased to perform the duties as Independent Director of the Company on the same day.

4)

As Mr. Tang Xin had served as an Independent Director of the Company for six consecutive years, he tendered his resignation from such position to the Board of Directors of the Company on March 6, 2022 pursuant to the relevant regulations. Since the resignation of Mr. Tang Xin will result in the number of Independent Directors falling below the minimum number required by the relevant regulations and the Articles of Association, Mr. Tang Xin will continue to perform his duties as an Independent Director until the qualification of a new Independent Director is approved by the CBIRC.

5)

Following the approval by the shareholders of the Company at the AGM and the CBIRC, Mr. Niu Kailong became a Non-employee Representative Supervisor of the Company on October 14, 2021. Mr. Han Bing resigned from his position of Non-employee Representative Supervisor of the Company on October 18, 2021.

6)

Following the approval by the sixth extraordinary meeting of the third session of the employee representative meeting and the CBIRC, Mr. Lai Jun became an Employee Representative Supervisor of the Company on October 14, 2021.

7)

Following the approval by the CBIRC and the resolution adopted by the Board of Directors Ms. Zhang Di became an Assistant to the President on December 27, 2021. In accordance with the resolution adopted by the Board of Directors, Ms. Zhang Di became the Chief Investment Officer of the Company on January 12, 2022.

8)	Following the approval by the CBIRC and the resolution adopted by the Board of Directors, Mr. Liu Fengji became the Person in Charge of Audit of the Company on December 27, 2021.

(5)	Contact Person and Contact Information with Respect to the Public Disclosure of Solvency Information

Name of Contact Person:	He Zheng

Office Phone Number:	010-63631371

Fax Number:	010-66575722

E-mail:	c-rossinfo@e-chinalife.com

2.	KEY INDICATORS

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter

Core solvency surplus	61,841,482.61	62,927,297.36

Core solvency ratio	253.70%	257.51%

Comprehensive solvency surplus	65,342,713.67	66,428,063.89

Comprehensive solvency ratio	262.41%	266.28%

Gross written premiums	6,488,981.19	11,113,781.49

Net profit	425,762.36	704,482.21

Net asset	47,705,646.07	46,798,429.58

Note:	Gross written premiums, net profit and net asset are prepared in accordance with the China Accounting Standards for Business Enterprises.

As at the disclosure date of this summary, the result of the integrated risk rating of the Company in the recent quarter (being the fourth quarter of 2021) was A Category.

3.	ACTUAL CAPITAL

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter

Admitted assets	482,756,292.17	467,840,868.96

Admitted liabilities	377,179,444.36	361,462,455.62

Actual capital	105,576,847.81	106,378,413.34

Core tier one capital	102,075,616.75	102,877,646.81

Core tier two capital	0	0

Supplementary tier one capital	3,501,231.06	3,500,766.53

Supplementary tier two capital	0	0

4.	MINIMUM CAPITAL

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter

Minimum capital for quantitative risk	41,253,085.35	40,962,113.66

Minimum capital for life insurance risk	7,450,846.73	7,578,687.93

Minimum capital for non-life insurance risk	826,422.84	838,339.49

Minimum capital for market risk	39,192,450.26	38,938,955.40

Minimum capital for credit risk	6,954,790.31	6,876,950.65

Quantitative risk diversification effect	8,457,677.86	8,461,148.61

Loss absorption effect of special types of insurance contracts	4,713,746.95	4,809,671.19

Minimum capital for control risk	-1,018,951.21	-1,011,764.21

Additional minimum capital	0	0

Counter-cyclical additional minimum capital	0	0

Additional minimum capital for DSII	0	0

Additional minimum capital for GSII	0	0

Other additional minimum capital	0	0

Minimum capital	40,234,134.14	39,950,349.46

Note: Due to rounding, there may be difference between the total amount and the sum of individual amounts.

5.	INTEGRATED RISK RATING

The Integrated Risk Rating (IRR), i.e. the classification regulation, is a regulatory exercise in which the CBIRC conducts a comprehensive analysis of and assessment on the inherent risks and control risks of insurance companies by using a risk-oriented approach and based on the relevant information, classifies such insurance companies into different regulatory categories according to their respective solvency risks, and adopts regulatory policies or measures in respect thereof accordingly.

The CBIRC conducts assessment on the IRR of the Company on a quarterly basis. The results of the IRR of the Company in the recent two quarters (being the third quarter of 2021 and the fourth quarter of 2021) were both A Category.

6.	RISK MANAGEMENT

The CBIRC conducts assessments on the solvency risk management of insurance companies on a regular basis. The CBIRC conducted an assessment of Solvency Aligned Risk Management Requirement and Assessment (SARMRA) on 35 insurance companies in 2018. According to the “Notice Concerning the 2018 SARMRA Assessment Results” (Yin Bao Jian Cai [2018] No. 125), the Company got a score of 84.94 in the assessment and the respective scores in nine areas are as follows: 17.76 in the foundation and environment of risk management, 8.41 in the objectives and tools of risk management, 8.60 in insurance risk management, 8.65 in market risk management, 8.61 in credit risk management, 8.59 in operational risk management, 8.77 in strategic risk management, 7.34 in reputational risk management, and 8.22 in liquidity risk management.

7.	LIQUIDITY RISK

1)	Regulatory Indicators of Liquidity

Unit: RMB million

Name of Indicators	Figures of the Current Quarter
Actual net cash flows	358,427
Comprehensive liquidity ratio
Comprehensive liquidity ratio within 3 months	245%
Comprehensive liquidity ratio within 1 year	613%
Comprehensive liquidity ratio within 1-3 years	-442%
Comprehensive liquidity ratio within 3-5 years	763%
Comprehensive liquidity ratio beyond 5 years	37%
Overall liquidity coverage of the Company
Stressed scenario 1	4,066%
Stressed scenario 2	3,733%

Notes:

1.	Actual net cash flows refer to the net cash flows of the Company during the reporting period, and such figure is derived from the cash flows pressure test table of C-ROSS;

2.	Comprehensive liquidity ratio =	Expected total cash inflow of existing assets Expected total cash outflow of existing liabilities	× 100%;

3.	Stressed scenario 1 refers to the hypothetical scenario where the premiums from signed policies decrease by 80% as compared with the corresponding period of last year, and the surrender rate assumption is twice of that in the basic scenario (but the absolute value of the surrender rate does not exceed 100%);

4.	Stressed scenario 2 refers to the hypothetical scenario where the principal and interest of 20% of the fixed income investment which will become mature during the forecasting period cannot be repaid.

2)	Analysis of Liquidity Risk and Measures Addressing Such Risk

The Company has sufficient cash flows. Pursuant to the requirements of the “Regulatory Rules of Solvency of Insurance Companies No. 12: Liquidity Risk” and the relevant regulations, the Company has established a well-developed liquidity risk management mechanism to monitor various regulatory indicators for liquidity risk on a quarterly basis, with a view to preventing liquidity risk in an effective manner.

8.	REGULATORY MEASURES ADOPTED BY REGULATORY AUTHORITIES AGAINST THE COMPANY

During the reporting period, there were no circumstances where the CBIRC had adopted any significant regulatory measures against the Company.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, March 24, 2022

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Su Hengxuan, Li Mingguang, Huang Xiumei

Non-executive Directors:	Yuan Changqing, Wang Junhui

Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao